SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            BAYONNE BANCSHARES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   00033620R1
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                                 (CUSIP Number)

                                                with a copy to:
           Jeffrey S. Halis                 Robert G. Minion, Esq.
           500 Park Avenue                Lowenstein, Sandler, Kohl,
             Fifth Floor                     Fisher & Boylan, P.A.
       New York, New York 10022              65 Livingston Avenue
            (212) 486-4797                Roseland, New Jersey 07068
                                                (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above
         Persons):
                    Jeffrey S. Halis     (###-##-####)

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     2)  Check the  Appropriate  Box if a Member of a Group (See  Instructions):
         (a) Not
         (b) Applicable

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     3)  SEC Use Only

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     4)  Source of Funds (See Instructions): PF

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     5)  Check if Disclosure of Legal  Proceedings is Required Pursuant to Items
         2(d) or 2(e): Not Applicable

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     6)  Citizenship or Place of Organization: United States

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Number of Shares             7)   Sole Voting Power:                     93,856*
Beneficially Owned by Each   ---------------------------------------------------
Reporting Person With:       8)   Shared Voting Power:                         0
                             ---------------------------------------------------
                             9)   Sole Dispositive Power:                93,856*
                             ---------------------------------------------------
                            10)   Shared Dispositive Power:                    0
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     11) Aggregate Amount Beneficially Owned by Each Reporting Person: 93,856*

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     12) Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
         Instructions): Not Applicable

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     13) Percent of Class Represented by Amount in Row (11): 1.0%*

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     14) Type of Reporting Person (See Instructions): IN

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* 93,856  shares  (1.0%) of  Bayonne  Bancshares,  Inc.  common  stock are owned individually by Jeffrey S. Halis. In addition, 431,151 shares (4.8%) of Bayonne Bancshares, Inc. common stock are owned by various investment funds for which, with respect to any shares of Bayonne Bancshares, Inc., Jeffrey Halis does not possess voting or investment authority. See Item 5 for further information.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Bayonne Bancshares, Inc., a Delaware corporation with principal executive offices located at 568 Broadway, Bayonne, New Jersey 07002.

Item 2.   Identity and Background.

          The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., Delaware limited partnership ("Halo") and as a member of Jemi Management, L.L.C., a New York limited liability company ("Jemi"). Halo serves as the sole general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. Jemi serves as the investment manager for Halo International, Ltd., a company organized under the laws of the Cayman Islands, having its principal executive offices located at Butterfield Fund Managers (Guernsy) Limited, Post Office Box 211, Butterfield House, The Grange, St. Peter Port, Guernsey, Channel Islands, GY1 3NQ. Each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., Halo International, Ltd., and Jeffrey S. Halis are engaged in the investment in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Halis has never been convicted in any criminal proceeding, nor has he been party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3.  Source and Amount of Funds or  Other  Consideration.

          All funds used to purchase shares of the Common Stock of the Company by Mr. Halis come directly from the personal funds of Mr. Halis.

Item 4.  Purpose of Transaction.

          The ownership of the shares of the Common Stock of the Company referred to in Item 5 is for investment purposes on behalf of Mr. Halis. In addition, Mr. Halis intends to oppose any bonuses, incentive compensation or other remuneration (whether paid in cash or otherwise) which the Company may in the future propose to pay to existing management of the Company and which is submitted to the shareholders of the Company for shareholder approval. Further, Mr. Halis anticipates that he may solicit support for such opposition from certain other shareholders of the Company. Mr. Halis also may seek to effect changes in the current composition of the board of directors and existing management of the Company, and may solicit support for such changes from certain other shareholders of the Company. Other than as set forth above, Jeffrey Halis has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          Based upon the information provided by the Company, on August 22, 1997, there were issued and outstanding 8,991,079 shares of the Common Stock. As of August 22, 1997, Jeffrey Halis individually owned 93,856 of such shares, or 1.0% of those outstanding. In addition, 431,151 shares of the Common Stock, or 4.8% of those outstanding, are owned by various investment funds for which Halo serves as a general partner or for which Jemi serves as the investment manager. However, Jeffrey Halis does not possess voting or investment authority over any such shares of the Common Stock owned by such investment funds. There were no transactions by Jeffrey Halis in shares of the Common Stock during the past sixty days other than the acquisition of all 93,856 shares owned by him pursuant to the Plan of Conversion and Agreement and Plan of Reorganization by among the Company, Bayonne Bancshares, M.H.C. and First Savings Bank of New Jersey, SLA.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the shares of Common Stock of the Company between Jeffrey Halis and any person or entity.

Item 7.  Material to be Filed as Exhibits.

          Not Applicable.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                             August 28, 1997


                                             /s/ Jeffrey S. Halis
                                             --------------------
                                             Jeffrey S. Halis


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).